Ecopetrol Group, in coordination with the National Government, receives payment of the Fuel Price Stabilization Fund (FEPC, by its Spanish acronym) receivable corresponding to the third and fourth quarters of 2025

Bogotá, D.C., September 30, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") hereby announces that, pursuant to coordinated efforts undertaken with the National Government of Colombia, acting through the Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público) and the Ministry of Mines and Energy (Ministerio de Minas y Energía), it has received payment of the outstanding receivable owed by the Fuel Price Stabilization Fund (Fondo de Estabilización de Precios de los Combustibles, "FEPC") corresponding to the third and fourth quarters of 2025.

Pursuant to Resolution No. 2225, dated September 30, 2026, issued by the Ministry of Finance and Public Credit, the National Government recognized and ordered payment of an aggregate amount of six hundred eighty-three billion nine hundred ninety million Colombian pesos (COP $683.99 billion) in favor of the Company and Refinería de Cartagena S.A.S. ("Reficar").

Of this aggregate amount, five hundred seventy-three billion one hundred eight million Colombian pesos (COP $573.108 billion) was allocated to Ecopetrol S.A. and one hundred ten billion eight hundred eighty-two million Colombian pesos (COP $110.882 billion) was allocated to Reficar. Payment of these obligations was made through the issuance of Treasury Bonds (Títulos de Tesorería), in accordance with the terms set forth in the Resolution.

The recognition and payment of this FEPC receivable take place at the beginning of a new era for Ecopetrol and reaffirm the National Government’s commitment to advancing the recovery and strengthening of the Ecopetrol Group through the implementation of payment mechanisms aimed at reducing outstanding balances owed to the Ecopetrol Group.

---------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co